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                              November 1, 2021

       Michael Foliano
       Chief Financial Officer
       Acorn HoldCo, Inc.
       901 Explorer Boulevard
       Huntsville, Alabama 35806

                                                        Re: Acorn HoldCo, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 18,
2021
                                                            File No. 333-259251

       Dear Mr. Foliano:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2021 letter.

       Form S-4/A Filed October 18, 2021

       Q: Do any of ADTRAN's and ADVA's current directors, board members and executive officers have interests in the business combination..., page 4

   1. We note your response to comment 4, and reissue our comment. Please expand your disclosure to provide a
detailed description, in lieu of a summary, of the interests that
                                                        ADTRAN's and ADVA's
directors and officers may have in the business combination.
       Proposal No. 2: The Compensation Proposal, page 79

   2. We note your response to comment 7, and reissue our comment. Please expand your disclosure here to
discuss the potential payments to ADTRAN's named executive officer in connection with the
business combination.
 Michael Foliano
Acorn HoldCo, Inc.
November 1, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations of
ADVA
Liquidity and Capital Resources, page 275

3. We have reviewed your response to prior comment 15. We note that you now disclose the following on page 276:
             There was an increase in accounts receivable for the year ended December 31, 2019;
              and
             Increases in accounts receivable and inventory were partly offset by a significant decrease in accounts payable for the year ended December 31, 2020.
         Based on your cash flows statement, it appears that (1) accounts receivable actually decreased during the year ended December 31, 2019 and (2) accounts receivable and inventory actually decreased during the year ended December 31, 2020. Please advise, or revise your disclosure to address these apparent discrepancies.
       You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any other questions.



FirstName LastNameMichael Foliano                           Sincerely,
Comapany NameAcorn HoldCo, Inc.
                                                            Division of
Corporation Finance
November 1, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName